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[LOGO] ING FUNDS

                                                              Exhibit (d)(15)(v)

January 1, 2008

ING Equity Trust
7337 East Doubletree Ranch Road
Scottsdale, AZ  85258-2034

Re: Expense Limitations

Ladies and Gentlemen:

     By our execution of this letter agreement (the "Agreement"), intending to be legally bound hereby, ING Investments, LLC ("ING Investments"), the Adviser to ING MidCap Opportunities Fund (the "Fund"), agrees that ING Investments shall, from January 1, 2008 through and including October 1, 2009, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

                                     Maximum Operating Expense Limit
         Name of Fund            (as a percentage of average net assets)
--------------------------------------------------------------------------
                               Class A  Class B  Class C  Class I  Class Q
                               -------  -------  -------  -------  -------
ING MidCap Opportunities Fund    1.35%    2.10%    2.10%    1.10%    1.35%


     We are willing to be bound by this letter agreement to lower our fees for the period from January 1, 2008 through and including October 1, 2009. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,


/s/ Todd Modic
-----------------
Name:  Todd Modic
Title: Senior Vice President

7337 East Doubletree Ranch Road   Tel: 480.477.3000         ING Investments, LLC
Scottsdale, AZ  85258-2034        Fax: 480.477.2700
                                  www.ingfunds.com